UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2025
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE
(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor
São Paulo, São Paulo, Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐

Filing of Initial Proposal of Judicial Recovery Plan by Ambipar Parent
São Paulo, Brazil – December 19, 2025 – Ambipar Emergency Response’s (the “Company”) parent company, Ambipar Participações e Empreendimentos S.A. (B3: AMBP3) (“Ambipar Parent”) filed an initial proposal of plan for the judicial recovery (recuperação judicial) with the 3rd Corporate Court of the District of the Capital of the State of Rio de Janeiro in Brazil (the “Judicial Recovery Plan”) within the mandatory timeframe required under Brazilian applicable rules. The Judicial Recovery Plan is subject to the approval by the general meeting of creditors and may be amended as a result of discussions with creditors.
About Ambipar Emergency Response
Ambipar Response specializes in environmental services and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 41 countries across all six continents, providing standardized services across all regions.
The Company was founded in 1995 by Tércio Borlenghi Jr.
For more information, visit ambipar.com and http://ir-response.ambipar.com/
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date they first issued and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.
Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.
Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors described in “Item 3.D—Key Information--Risk Factors” of Ambipar Response’s annual report on Form 20-F for the year ended December 31, 2024 and other public filings it makes with the Securities and Exchange Commission. Ambipar Response does not undertake any obligation to update or revise any forward-looking statements to reflect any change in its expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
Investor Relations Contact:
Email: ir.response@ambipar.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2025

AMBIPAR EMERGENCY RESPONSE
By:	/s/Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Director